FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	February 23, 2007	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
VIA EDGAR SYSTEM AND OVERNIGHT DELIVERY		CLIENT/MATTER NUMBER 014352-0269

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bandag, Incorporated Revised Preliminary Proxy Statement on Schedule 14A Filed February 14, 2007

Ladies and Gentlemen:

        On behalf of our client, Bandag, Incorporated, an Iowa corporation (“Bandag”), set forth below is Bandag’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter, dated February 22, 2007, relating to the above-referenced preliminary proxy statement on Schedule 14A. The items set forth below repeat (in bold italics) the comments of the Staff contained in its letter, and following the comments are Bandag’s responses (in regular type).

        As requested, in response to the Staff’s comments, Bandag will file a revised preliminary proxy statement on Schedule 14A. To expedite the Staff’s review, we are enclosing three marked courtesy copies of the revised preliminary proxy statement.

Preliminary Proxy Statement on Schedule 14A

Forward – Looking Financial Information, page 26

1.	Please remove the statement in the last sentence of the first paragraph that readers should not rely on the forward looking information. Note that we do not object to a statement that readers should not place undue reliance on the information, as actual results may vary from the forecasts.

Response: In response to the Staff’s comment, we have deleted this statement, and have revised the disclosure to indicate that readers should not place undue reliance on the information, as actual results may vary from the financial forecasts.

Interests of our Executive Officers and Directors, page 27

2.	Regarding the waivers you will try to obtain from holders of equity awards, please clarify whether obtaining the waivers is a condition to closing under the merger agreement, and explain what will happen to the awards in the merger if the requisite consents are not obtained.

Response: In response to the Staff’s comments, we have clarified that obtaining the waivers is a condition to closing under the merger agreement, and we have explained what will happen to the awards in the merger if the requisite consents are not obtained.

Security Ownership of Certain Beneficial Owners, page 51

3.	We note that this information is presented as of December 31, 2006 for persons who are executive officers as of December 31, 2005. Please update this information to be as of the most recent practicable date, and provide it for each of the named executive officers as defined in Item 402(a)(3). Note that this includes persons serving as your principal executive officer, principal financial officer, and three other most highly compensated officers serving at the end of your most recently completed fiscal year.

Response: In response to the Staff’s comments, we have updated this information to be as of the most recent practicable date (January 31, 2007), and we have provided it for each of the named executive officers as defined in Item 402(a)(3).

Appendix B – Opinion of William Blair & Company

4.	We note your response to prior comment 13 regarding our objection to the phrase “solely for the confidential use of the Board of Directors”. We believe that this disclaimer is inconsistent with your disclosure regarding fairness of the transaction to shareholders and should be deleted, notwithstanding that it is contained in William Blair’s opinion given on December 5, 200[6]. Please see the link entitled “Excerpt from November 2000 Current Issues Outline” under “Compliance and Disclosure Interpretations – Regulation M-A and Related Rules” in the Corporation Finance section of our website (www.sec.gov) for a further explanation of staff’s position in this regard. If you believe that shareholders are not entitled to rely on William Blair’s opinion, please make this clear in your proxy statement, and include the three point discussion contemplated by the Current Issues Outline.

Response: In response to the Staff’s comment, we deleted the word “solely” from the fairness opinion and from the statement in Amendment No. 1 that the “opinion is addressed to the Board of Directors for its sole use” in the penultimate sentence in the third paragraph under “The Merger - Opinion of Our Financial Advisor.”

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596 or Jay O. Rothman at (414) 297-5644.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Attachment

cc:	Working Group (w/ attachment)